

Mail Stop 7010   May 7, 2009

Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

>   **Re: China Housing & Land Development, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed April 13, 2009**
>   **File No. 333-149746**
>
>   **Annual Report on Form 10-K**
>   **Filed March 25, 2009**
>   **File No. 001-34065**

Dear Mr. Feng:

    We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 6 to Registration Statement on Form S-1

General

1. Please update all dates contained in the registration statement so that the document reflects the most recent information available. Specifically, please update the amount of common stock outstanding prior to the offering on pages 4 and 14, the information relating to footnote 1 of the Selling Stockholder table on page 15, and the Security Ownership of Certain Beneficial Owners and Management Table on page 42.

2. The disclosure contained at the end of the Financial Statements under the following headings appears to have been duplicated in error from your Form 10-K. Please note that this information is not required to be included in your registration statement and may be confusing if presented as enumerated items from the Form 10-K:

- Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.
- Item 9A. Controls and Procedures.
- Item 9B. Other Information.

3. Please revise your disclosures where you disclose an amount in Chinese Yuan Renminbi (RMB) to also provide the US dollar equivalent. As the US dollar is your reporting currency, this disclosure will allow investors to understand the amount being discussed in comparison to your consolidated financial statements. For example, on page 3 you disclose the purchase price and other financial results for Xinxing in RMB without also disclosing the US dollar equivalent.

Prospectus Summary, page 2

Our Company, page 2

4. We note that you have continued to disclose that the US$26.2 million promissory note for the New Land acquisition is due January 30, 2009. Please update this disclosure to state that the original shareholders of New Land agreed to extend the loan to December 31, 2009 including the remaining amount due under the note as of December 31, 2008. Refer to your disclosure on page 52 of your fiscal year 2008 Form 10-K.

5. We note that the registration rights agreement for the 5.0% Senior Secured Convertible Notes required you to have an effective registration statement within 120 days after the closing on the notes. Please revise your disclosure to state whether you are subject to the payment of any fees or penalties for non-compliance with the required timeframe along with the payment amounts required. If these payments are material, please include disclosure of the amounts in note 13 to your consolidated financial statements. Refer to paragraph 12 of FSP EITF 00-19-2 for guidance.

6. Please revise your disclosures either on page 3 or on page 4 regarding the registration rights agreement required timeframe for the effectiveness of the registration statement for the common stock underlying the 5.0% Senior Secured Convertible Notes and warrants. Currently, the timeframe disclosed are inconsistent.

Risk Factors, page 6

7. We note that the Form 10-K includes several risk factors that are not included in the Form S-1. Please update the risk factor disclosure in the Form S-1 to include all material risks.

Management, page 28

8. On page 29, we note that Mr. Genxiang Xiao resigned as Chief Administrative Officer on January 12, 2009. If true, please reflect this change throughout the registration statement and on the signature page when identifying Mr. Xiao. Please also revise other discrepancies regarding job titles in this section, the Summary Compensation Table, other places in the Executive Compensation section, and the signature page.

Executive Compensation, page 30

9. Please note that since you are a smaller reporting company, you may provide the scaled disclosure in paragraphs (m) through (r) of Item 402 of Regulation S-K.

10. We note that much of your discussion throughout the Executive Compensation section focuses on compensation awarded in 2007 or for goals achieved in 2007. As applicable, please revise and update to include discussion of 2008.

Compensation Discussion and Analysis, page 30

11. On page 32, we note your statement that you have not issued any type of compensation shares subject to vesting. However, on page 33, we note that you entered into an employment agreement with William Xin whereby you agreed to grant him 100,000 shares of common stock which will vest over a three year employment period. Please advise or revise accordingly.

Summary Compensation Table, page 32

12. Please include a Total Compensation column for the Summary Compensation Table. See Item 402(n)(1) of Regulation S-K.

13. We note that you pay a monthly base salary, a monthly bonus, and an annual bonus. Please clarify how these components of executive compensation are reflected in the Summary Compensation Table. If the monthly bonus and the annual bonus are reflected in the same Bonus column, please quantify each in a footnote to the Summary Compensation Table.

14. We note that you entered into an entered into an employment agreement with Pinji Lu on June 1, 2008 to provide him annual compensation of $200,000. From the Summary Compensation Table, it does not appear that Mr. Lu received this amount of annual compensation in 2008. Please advise or revise.

15. For the stock awards granted, please revise footnotes 2 and 3 to the Summary Compensation Table to discuss how you arrived at the dollar amounts listed. For persons other than Mr. Xin, it appears that the stock awards include stock grants

issued under the 2007 Stock Incentive Plan and certain mortgaged shares described on page 37. For Mr. Xin, please disclose the assumptions made in the valuation of his stock award. <u>See</u> Instruction to Item 402(n)(2)(v) and (vi).

Director Compensation Table, page 34

16. Please include a Total Compensation column for the Director Compensation Table. <u>See</u> Item 402(r)(1) of Regulation S-K.

Grants of Restricted Stock Awards, 36

17. On page 37, we note your discussion of the Make-Good Obligation of the Share Purchase Agreement in connection with the private placement on May 9, 2007. Please disclose whether you met the after-tax net income targets for fiscal years 2007 and 2008. If you did not meet one or both of these targets, please disclose the type of shares paid to the private placement purchasers (management-held or newly issued) and when these shares were paid. It appears to us that you met the after-tax net income target for 2007, but not for 2008.

18. On page 37, we note your discussion relating to the Bonus Shares of the Common Stock Mortgaged for the Make-Good Provision Payment. Please clarify whether the awards of these bonus shares to certain executive officers depended upon whether you met the after-tax net income targets for 2007 and 2008. Please also clarify when these awards were made to the executive officers and where they are reflected in the Summary Compensation Table.

Grants of Plan-Based Awards Table, page 39

19. Please remove the amounts under the Target and Maximum columns in the Estimated Future Payouts under Equity Incentive Plan Awards as these numbers seem to refer to a stock award that is already fully vested and does not depend on the satisfaction of certain conditions. <u>See</u> Item 402(d)(2)(iv) of Regulation S-K. In addition, if you provide this table, please note that the information you would need to include under Item 402(d) would only relate to grants of awards in the last completed fiscal year. We note that the information you have provided is for 2007.

Performance-Based Compensation Chart, page 40

20. Please explain how you calculated the bonus shares of common stock for performance for Yulong Wan, Fang Nie, and Jun Yang without a performance score factor.

Security Ownership of Certain Beneficial Owners and Management, page 41

21. According to the cover page of the Form 10-K, the number of shares held by affiliates on June 30, 2008 was 17,441,647. According to the Beneficial Owners Table, the number of shares held by affiliates was of December 31, 2008 was 5,210,355. Please explain this decrease in shares held by affiliates.

Management's Discussion and Analysis, page 42

General

22. Please include disclosures of the critical accounting estimates made related to your assets, liabilities, revenues and expenses included in your consolidated financial statements. Examples would include (a) fair value of your warranty and derivative liabilities; (b) evaluation of real estate held for development or sale for impairment; (c) evaluation of deposits on land use rights for impairment; and (d) evaluation of intangible assets, net for impairment. Please note that this is not a complete list. For each critical accounting estimate, your disclosures should address each of the following, at a minimum:

- An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in your financial statements affected by the accounting estimate;
- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and
- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

   Refer to Section 501.14 of the Financial Reporting Codification for guidance.

23. We note that the majority of your December 31, 2008 total assets is comprised of real estate held for development or sale (27.3%), deposits on land use rights (21.3%), and intangible assets, net (20.7%). We further note that your market capitalization as of December 31, 2008 was approximately $40 million as compared to total shareholders' equity as of December 31, 2008 of approximately

$84.6 million. As your market capitalization is significantly below total shareholders' equity, please address the following in your critical accounting estimates disclosures, at a minimum:

- Whether you have assessed the assets included in each of these line items for impairment in accordance with SFAS 144, as it appears that events described in paragraph 8 of SFAS 144 have occurred. If you did not assess these assets for impairment during fiscal year 2008, please provide investors with a detailed explanation as to why given the significant difference between your market capitalization and total shareholders' equity.
- Provide investors with an understanding of the factors that are causing the difference between your market capitalization and total shareholders' equity to allow investors to understand why your assets are not impaired as of December 31, 2008. If you are relying on a control premium as a factor contributing to part of the difference, please ensure your disclosure provides a detailed explanation as to how you determine the control premium is reasonable.
- If you have assessed each or any of these assets for impairment, please provide a detailed discussion of the methodology used, the material assumptions included in the methodology, and a sensitivity analysis of the material assumptions using other reasonably likely inputs.
- Specifically for your intangible assets, net we note that your agreement with the Baqiao District Government of Xi'an City for the development of Baqiao Science & Technology Industrial Park consisting of 487 acres expires during June 2011. As of December 31, 2008, you have sold the development rights for 18.4 acres and have a plan in place for 79 acres, leaving 389.6 acres undeveloped. Please include a detailed discussion as to how your assessment of the realizability of the $46 million intangible asset for the Baqiao development rights considered the fact that 80 percent of the acres remains unsold and/or without a development plan in consideration as of December 31, 2008. Please also disclose what the impact is to you if you do not complete the development of the Biqiao Project 487 acres by June 2011.

Please note that Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

24. Please expand MD&A to discuss any material trends or uncertainties that may impact your income from continuing operations, short-term or long-term liquidity, and financial condition. Please also discuss whether you expect your financial position to remain at its current level or to increase or decrease. See Item 303 of Regulation S-K.

Consolidated Operating Results, page 43

25. Please consider expanding the table of the revenues earned for each period presented by project to include the following additional information by project for each period presented:

    • Total gross floor area (GFA) available for sale
    • Percentage of completion of the construction
    • Percentage of the GFA sold
    • Residential sales price per GFA

    This additional disclosure will allow investors to better understand the revenue recognized for each period and the status of each project for future considerations.

26. We note that selling, general, and administrative expenses (SG&A) for fiscal year 2008 increased to $8.5 million versus $2.9 million for fiscal year 2007. The explanations you have provided for the increase results in approximately $2.3 million of the increase being unexplained. Please further revise your disclosure to provide investors with an explanation for the remaining $2.3 million increase, especially in light of the fact that SG&A as a percentage of revenues was 32% for fiscal year 2008 as compared to 3.9% for fiscal year 2007.

27. We note that as of December 31, 2008 you have an outstanding accounts receivable, net balance of $813,122 versus $12,107,882 as of December 31, 2007. We further note that your allowance for doubtful accounts balance is $1,278,156 as of December 31, 2008 versus $94,514 as of December 31, 2007. Please provide a detailed explanation as to the specific events or factors that caused you to significantly increase your allowance for doubtful accounts even though your accounts receivable, net balance significantly declined from the previous period presented.

28. Please revise your disclosures for the change in fair value of embedded derivatives and the change in fair value of warrants to explain the specific assumptions that changed that resulted in the significant decline in value of these liabilities.

Debt leverage, page 49

29. We note that the balance of the promissory note for the New Land acquisition is $5.6 million as of December 31, 2008. We also note that you requested an extension to December 31, 2009 to repay the remainder of the loan, which was approved by the holders. Please disclose the reasons you requested the loan to be extended.

Liquidity and Capital Resources, page 49

30. We note that you have several projects currently under construction or under planning. Please expand your discussion of capital resources to disclose any material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

31. We note that the credit line for real estate development with China Construction Bank Xi'an Branch contains a requirement that you meet certain bank covenants. Refer to your disclosure in note 12. Please disclose the financial covenants required to be met for your credit line and any other debt instrument containing financial covenants. Please also disclose the impact to your consolidated financial statements if you are unable to meet these covenants. Finally, please also include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period, if there is a reasonably likely chance you could breach these covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Liquidity expectation, page 50

32. We note that you have a credit line with a limit of $147 million, of which you have drawn $22 million as of December 31, 2008. Please revise your disclosure to state the amount available under the credit line without violating any covenants. Please further explain what consideration you have given to the impact on your liquidity if you are unable to draw on the available balance in light of the current credit crisis, which also appears to be impacting businesses in China. Please also explain the impact to your liquidity and your operations if you are unable to obtain additional loans that are secured by your real estate.

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-8

Deposits on Land Use Rights, page F-12

33. Please revise your disclosure to clarify how you are accounting for these deposits (i.e., when these costs will be included in real estate held for development or sale).

Intangible Assets, page F-12

34. Please revise your disclosure to clarify what you mean by "amortization is based on the acreage of land sold or developed and weighted-average expected profit margins." In this regard, you sold in fiscal year 2007 approximately 3.8% of the total 487 acres to be developed. However, it is unclear whether you amortized 3.8% of the intangible asset for the sale in fiscal year 2007.

Fair Value of Financial Instruments, page F-12

35. We note that you estimate the fair value of your warrant and derivative liabilities using level 2 inputs, as defined in SFAS 157. We further note that you use the market approach to estimate the fair value of these liabilities. Please revise your disclosure to explain the method(s) and material assumptions used to estimate the fair value of each of these liabilities. Refer to paragraphs 18.a., 28, 29 and 32.e. of SFAS 157 for guidance.

Deferred tax, page F-15

36. We note that you have recognized a valuation allowance for the full amount of your deferred tax assets for each period presented. We further note that your deferred tax assets are for PRC subsidiary operating losses and US operating losses. Please revise your disclosure to explain why you do believe it is more likely than not that these deferred tax assets will not be realized.

Note 13 – Convertible debt, page F-20

37. We note your statement, "[a]pproximately 215,620 warrants are also available as a management incentive if certain milestones are met." It appears as though these warrants are awards of share-based compensation to management that contain a market condition. However, it does not appear as though you have recognized compensation expense for these warrants. Please provide us with your analysis of the accounting for these warrants including the specific authoritative literature that supports your accounting. Refer to paragraphs 4 and 19 of SFAS 123R for

guidance. Further, please revise your disclosure to provide all of the information required by paragraph 64 of SFAS 123R. Also refer to paragraphs A240-A241 of SFAS 123R for additional guidance.

38. We note that you have concluded the "embedded derivative associated with the convertible debt meet the definition of a derivative instrument." Please revise your disclosure to clarify what the embedded derivative is (e.g., the embedded conversion option). Please also provide us with your analysis as to how you determined the embedded derivative is required to be bifurcated, recognized as a liability and marked-to-market at each reporting period. Please ensure your analysis includes the specific authoritative literature that supports your accounting. Refer to paragraphs 12 and 11 of SFAS 133 and EITF 00-19 and EITF 05-2 for guidance. Please also revise your disclosures, as appropriate, to communicate all material terms of the conversion option to investors so that they understand how you arrived at your conclusion that the conversion option is required to be bifurcated.

39. We note that you have also concluded that the warrants issued meet the definition of a derivative instrument in accordance with SFAS 133 and require classification as liabilities and marked-to-market at each reporting date. Please provide us with your analysis as to how you determined the warrants issued with your convertible debt require liability classification and mark-to-market accounting including the specific authoritative literature that supports your accounting. In this regard, the warrants are indexed to your common stock and do not appear to meet any of the criteria in EITF 00-19 for liability classification based on your disclosure of the material terms of the warrants. Refer to paragraph 11(a) of SFAS 133 and EITF 00-19 for guidance. Please also revise your disclosures, as appropriate, to disclose all material terms of the warrants, including the terms that result in your conclusion that the warrants meet the definition of liabilities.

Note 16 – Shareholders' Equity, page F-21

40. We note that the warrants issued with the common stock issuances contain a provision that gives the holder the right to demand payment for the warrant based on a Black-Scholes valuation model. However, we note that you have estimated the fair value of the warrants using the CRR Binomial Lattice model. It is unclear why you have estimated the fair value of the warrants using a model other than the one required to be used to determine the cash payment. Please revise your disclosure to clearly explain why it is appropriate to use a different model, including the quantitative impact to the consolidated financial statements for the difference between the two valuation models.

41. We note that you used July 2, 2008 as the grant date/measurement date for the 750,000 shares of common stock issued to members of management. We further note your disclosure on page 34 that the restricted shares were paid in 2008 in

consideration of the performance of the employees in 2007. If the service period for earning the shares of common stock was fiscal year 2007 and the terms of the stock incentive plan was known to members of management during fiscal year 2007, it is unclear why the fair value of the grant was not estimated during fiscal year 2007 and the compensation expense was not recognized during fiscal year 2007. Please provide us with your analysis of the stock incentive plan and the guidance in SFAS 123R for the 750,000 common stock issuance to the members of management. Please also revise your disclosure to provide investors with an understanding of the stock incentive plan including its material terms, how you determined it was appropriate to estimate the fair value of the grant of common stock on the payment date, and why you recognized the compensation expense in fiscal year 2008 even though the service period was during fiscal year 2007. Please also consider whether there was a stock-based compensation grant during fiscal year 2008 that should have been recognized even though it will not be "paid" until fiscal year 2009. Please refer to paragraphs 39-42 of SFAS 123R for guidance.

Note 19 – Earnings Per Share, page F-24

42. Please revise your disclosure to include the share information for each potentially dilutive security as required by paragraph 40.c. of SFAS 128.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

43. Please address the comments issued under the Form S-1 in your future periodic reports, as applicable.

Disclosure Controls and Procedures, page 61

44. We note that you do not reference the correct rules under the Exchange Act for disclosure controls and procedures. Please amend your 10-K to refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

45. We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures there were still room for improvement as of the end of the period covered by this report." As disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and does not include an appropriate conclusion as to whether your disclosure controls and procedures were "effective" or "not effective." In this regard, please amend your 10-K to clarify that your disclosure controls and procedures were "effective" or "not effective" to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported,

within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. To the extent you identify any material weaknesses, please describe them in full, any steps you have taken to remediate the material weaknesses, and whether you believe the material weaknesses still exist at the end of the period covered by the report. Additionally, if your certifying officers conclude that your disclosure controls and procedures and internal control over financial reporting are not effective as of December 31, 2008, please include risk factor disclosure regarding these conclusions and any material weaknesses. Please also comply with this comment in future Exchange Act filings.

Management's Annual Report on Internal Control Over Financial Reporting, page 61

46. Please amend your 10-K to comply with Item 308T of Regulation S-K. Specifically, please include the following:
- a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for you;
- a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and
- management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Certifications

47. Because the certifications as filed with your original Form 10-K incorrectly identified the report with which they were filed, you must refile your full Form 10-K as an amendment with the corrected certifications attached. In addition, we note several other instances in which the certifications required by Exchange Act Rule 13a-14(a) do not conform to the language contained in Item 601(b)(31)(i) of Regulation S-K. In the Form 10-K amendment, please file new certifications to correct the following issues:
- Please revise paragraph 1 to identify the correct report;
- Please refrain from replacing the word "report" with "annual report" in paragraphs 2, 3, and 4(a);
- Please include the phrase "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the appropriate place in paragraph 4;
- Please include paragraph 4(b) in the certifications;

- In paragraph 4(c), please include the language "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" instead of "fourth fiscal quarter"; and
- Please ensure that the certifications otherwise conform to the language in Item 601(b)(31)(i).

*　*　*　*

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terrence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc:　Howard H. Jiang, Esq.
　　Troutman Sanders LLP
　　405 Lexington Avenue
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